SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
[redacted]://www.skadden.com

DIRECT DIAL
212-735-2588
DIRECT FAX
917-777-2588
EMAIL ADDRESS
RCHILSTR@SKADDEN.COM

September 9, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on September 9, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom/csm/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 9/13

Wolters Kluwer

PRESS RELEASE

Fred Grainger Appointed Chief Operating Officer for Wolters Kluwer Education

Amsterdam (September 9, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that Fred Grainger, Managing Director of Wolters Kluwer Education company Nelson Thornes, has been appointed to the newly created position of Chief Operating Officer (COO) for Wolters Kluwer Education. Mr. Grainger will report to Nancy McKinstry, Chief Executive Officer of Wolters Kluwer. Harry Sterk, Chief Executive Officer of the Wolters Kluwer Education division, is leaving the company to pursue other career interests.

Managing Director of the U.K.-based Nelson Thornes since November 2003, Mr. Grainger has successfully positioned the company as a provider of blended learning materials and services, taking it into the fast-developing test and assessment arena. Nelson Thornes has now been fully reorganized in anticipation of major curriculum change in 2006-2008. In his new role as COO of the Education division, Mr. Grainger will report to Ms. McKinstry, CEO and Chairman of the Executive Board of Wolters Kluwer. He will focus on carrying out the division's growth strategy of reinforcing its leading position while also pursuing new revenue opportunities, particularly in the areas of electronic publishing linked to testing and assessment tools.

Prior to joining Wolters Kluwer in 2003, Mr. Grainger was President and CEO of the Global English Corporation (U.S.), the world's largest online, subscription-based English-language service provider. In this role, he created and oversaw the company's highly successful strategy to extend into the corporate educational market and established the company as the number one provider worldwide in its industry.

From 1994 until 1999, Mr. Grainger was active in several leadership roles at The Thomson Corporation; among them, CEO of Alignmark Information Publishing (U.S.), Vice President of Strategy and Business Development for the International and Media Division (U.S.), and CEO of Thomson/Yorkshire TV joint venture (now Granada Learning), which he created and which became the powerhouse multimedia education publisher in the United Kingdom. Mr. Grainger was also the founder and CEO of Interactive Learning Productions. Early in his career, he was a mathematics teacher and lecturer, and senior research associate of The Interactive Learning Project. He has been at the forefront of electronic and print-based publishing for over 20 years.

"Fred has shown his ability to deliver on organizational growth initiatives and execute on strategy. He is an accomplished entrepreneurial executive, with an extensive background in educational publishing, including online and multimedia educational solutions, and considerable marketing and sales experience essential to our customer-focused structure," commented Ms. McKinstry. "His highly relevant experience will help us realize the business strategy we have developed for our Education division in Europe."

Mr. Sterk, CEO of the Education division since the end of 2001, will leave Wolters Kluwer to pursue career interests outside the company. "Harry has led the Education division through a time of successful restructuring under challenging market conditions," said Ms. McKinstry. "His focus on streamlining the operating companies and expanding e-learning activities has greatly contributed to the division's leading position in the European educational market."

Wolters Kluwer

PRESS RELEASE

About Wolters Kluwer Education

Wolters Kluwer Education is one of Europe's leading providers of educational products and services. Education's growth strategy is to reinforce its leading position in textbook publishing through the continued development of innovative products while also pursuing new revenue opportunities in testing and assessment and corporate e-learning markets. Many Europeans have been, and continue to be, educated with products from Wolters Kluwer Education companies such as Wolters-Noordhoff (the Netherlands), Liber (Sweden), Nelson Thornes (the United Kingdom), Bildungsverlag EINS (Germany) and Wolters Plantyn (Belgium). Wolters Kluwer Education has annual revenues (2004) of €309 million, and employs approximately 1,350 people. Wolters Kluwer Education is a division of Wolters Kluwer.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com